UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statements under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

MILLICOM INTERNATIONAL CELLULAR S.A.

(Name of Subject Company (Issuer))

ATLAS LUXCO S.À R.L.

(Offeror)

a wholly-owned subsidiary of

ATLAS INVESTISSEMENT

(Affiliate of Offeror)

a majority-owned subsidiary of

NJJ HOLDING

(Affiliate of Offeror)

wholly-owned by

XAVIER NIEL

(Affiliate of Offeror)

MAXIME LOMBARDINI

(Affiliate of Offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, par value $1.50 per share
(Title of Class of Securities)

L6388F110
(CUSIP Number of Class of Securities)

Anthony Maarek
Directeur Général
Atlas Investissement
16 rue de la Ville l’Evêque 75008 Paris, France
Telephone: +33.1.42.66.99.19

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Denis Klimentchenko
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London, EC2N 4BQ
+44(0)20 7519 7289

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed with the US Securities and Exchange Commission (the “SEC”) on July 1, 2024 (as amended and supplemented by Amendment No. 1 and as further amended or supplemented from time to time, this “Schedule TO”) by Atlas Luxco S.à r.l., a Luxembourg limited liability company (société à responsibilité limitée) (“Purchaser”), Atlas Investissement, a French société par actions simplifiée and the parent company of Purchaser (“Parent”), NJJ Holding S.A.S., a simplified joint-stock company domiciled in Paris, France (société par actions simplifiée) and the majority owner of Parent (“NJJ”), Xavier Niel, the owner of NJJ (together with Purchaser, Parent and NJJ, the “Purchaser Group”), and Maxime Lombardini (together with the Purchaser Group, the “Filing Parties”), the Non-Executive Director, President and Chief Operating Officer of Millicom, as well as Vice-Chairman of the Board of Directors of Iliad Group, an affiliate of Purchaser and Parent.

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relates to the offer by Purchaser to purchase, through separate but concurrent offers in the United States (the “US Offer”) and Sweden (the “Swedish Offer”), all of the issued and outstanding common shares, par value $1.50 per share (each, a “Common Share,” and collectively, the “Common Shares”), including Swedish Depositary Receipts representing Common Shares (each of which represents one Common Share) (each, an “SDR,” and collectively, the “SDRs”), of Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg (“MIC” or the “Company”), for USD $24.00 per Common Share and USD $24.00 per SDR (each such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal attached to this Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO as Exhibit (a)(1)(B) (together with any amendments or supplements thereto, the “Letter of Transmittal” and together with this Offer to Purchase, the Letter of Transmittal and other materials related to the Swedish Offer and the US Offer, as each may be amended or supplemented from time to time, the “Offers”). In the US Offer, the Offer Price of USD $24.00 per Common Share is payable net to the seller in cash, without interest, less any withholding taxes that may be applicable. In the Swedish Offer, settlement will be made in SEK and the Offer Price of USD $24.00 per SDR will be converted into SEK in connection with settlement. Unless otherwise indicated, references to sections in this Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, Item 11 and Item 13.

The information contained in the Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended, restated and supplemented, as applicable, as follows:

1. Schedule 14D-9. On July 15, 2024, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, as amended from time to time, the “Schedule 14D-9”) in which the Independent Bid Committee unanimously recommended that Shareholders reject the Offers and not tender their Shares. The Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are amended to reflect this filing, including on the cover page of the Offer to Purchase and the Sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Independent Committee,” “Special Factors—Section 5. Position of the Filing Parties Regarding Fairness of the Offers” and “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Millicom.”

(a) Cover Page. The cover page of the Offer to Purchaser is amended, restated and supplemented, as applicable, as follows:

The sentence beginning “As of the date of this Offer to Purchase . . .” through to the end of the paragraph in which such sentence is included is amended, restated and supplemented, as applicable, as follows:

“As of July 15, 2024, the Millicom Board, through the Independent Bid Committee, has made a negative recommendation regarding whether the Offers are fair or in the best interests of the Company and its “unaffiliated security holders” as defined in Rule 13e-3 under the Exchange Act (the “Unaffiliated Shareholders”). The Independent Bid Committee has unanimously recommended that Unaffiliated Shareholders reject the Offers and not tender their Shares pursuant to the Offers. Millicom’s Non-Executive Directors, Thomas Reynaud, Aude Durand and Maxime Lombardini, have not participated, and will not participate, in any discussions, deliberations or decisions of the Independent Bid Committee of Millicom because of their affiliation with Purchaser. A description of the reasons for the Independent Bid Committee’s recommendation relating to the Offers is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that was prepared by Millicom and filed with the SEC and mailed to all holders of Common Shares on July 15, 2024. The information contained in the Schedule 14D-9 is incorporated by reference herein exclusively in connection with the US Offer. All holders of Common Shares should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9.”

The sentence beginning “AS OF THE DATE HEREOF, THE NON-EXECUTIVE DIRECTORS OF THE MILLICOM BOARD HAVE MADE NO RECOMMENDATION …” is amended, restated and supplemented, as applicable, as follows:

“AS OF JULY 15, 2024, THE NON-EXECUTIVE DIRECTORS OF THE MILLICOM BOARD HAVE UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS REJECT THE OFFERS AND DO NOT TENDER THEIR SHARES PURSUANT TO THE OFFERS.”

The sentence beginning “In addition, Millicom will file Solicitation/Recommendation Statement on Schedule 14D-9…” is amended, restated and supplemented, as applicable, as follows:

“In addition, on July 15, 2024, Millicom filed a Solicitation/Recommendation Statement on Schedule 14D-9 in accordance with the Exchange Act setting forth the determination and negative recommendation of the Millicom Board through the Independent Bid Committee and furnishing certain additional related information.”

(b) Summary Term Sheet. The sentence beginning “As of the date of this Offer to Purchase, the Millicom Board, …” in the section of the Offer to Purchase titled “Summary Term Sheet” is amended, restated and supplemented, as applicable, as follows:

“As of July 15, 2024, the Millicom Board, through the Independent Bid Committee, has made a negative recommendation regarding whether the Offers are fair or in the best interests of the Company and its “unaffiliated security holders” as defined in Rule 13e-3 under the Exchange Act (the “Unaffiliated Shareholders”).”

(c) Introduction. The paragraph under “Statement by the Independent Bid Committee and Fairness Opinion” beginning “As of the date of this Offer to Purchase, the Millicom Board, …” in the Section of the Offer to Purchase titled “Introduction” is amended, restated and supplemented, as applicable, as follows:

“As of July 15, 2024, the Millicom Board, through the Independent Bid Committee, has made a negative recommendation regarding whether the Offers are fair or in the best interests of the Company and its Unaffiliated Shareholders. Accordingly, the Independent Bid Committee has unanimously recommended that Unaffiliated Shareholders reject the Offers and not tender their Shares pursuant to the Offers. A description of the reasons for the Independent Bid Committee’s recommendation relating to the Offers is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that was prepared by Millicom and filed with the SEC. The information contained in the Schedule 14D-9 is incorporated by reference herein exclusively in connection with the US Offer. All holders of Common Shares should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9.”

(d) Background. The Section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended, restated and supplemented, as applicable, by adding the following paragraphs after the last paragraph in such Section:

“On July 4, 2024, Purchaser delivered a letter to the Independent Bid Committee, in which Purchaser sought the Company’s continued cooperation to launch (i) the consent solicitation process in connection with the Company’s outstanding indebtedness and (ii) the refinancing of the Company’s existing revolving credit facility maturing in October 2025, which Purchaser believes would benefit from the support of the institutions that are parties in the Initial Debt Financing in order to “backstop” such indebtedness. Purchaser stressed that such cooperation would be in the best interests of Shareholders as it would allow Millicom to continue to benefit from its existing low cost of indebtedness. Purchaser also reminded the Company of Purchaser’s outstanding documentary requests in connection with the necessary regulatory filings referred to under “The Tender Offers — Legal Matters; Required Regulatory Approvals.

On July 15, 2024, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 in which the Independent Bid Committee made a negative recommendation regarding whether the holders of the Shares should accept or reject the Offers. Accordingly, the Independent Bid Committee unanimously recommended that Unaffiliated Shareholders reject the Offers and not tender their Shares pursuant to the Offers.”

(e) The Recommendation by the Independent Bid Committee. The Section of the Offer to Purchase titled “Special Factors—Section 3. The Recommendation by the Independent Bid Committee” is amended, restated and supplemented, as applicable, by replacing the first two paragraphs of such Section with the following:

“Atlas has been informed that the Millicom Board has established an Independent Bid Committee, existing entirely of directors independent from Purchaser and Parent. The Millicom Board, through the Independent Bid Committee, has made a negative recommendation regarding the Offers and has stated it believes that the Offers, as outlined in this Offer to Purchase, significantly undervalue the Company and are not in the best interests of the Company and its Shareholders in a Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 15, 2024. A description of the reasons for the Independent Bid Committee’s recommendation relating to the Offers is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9. The Independent Bid Committee also stated in the Schedule 14D-9 that it has engaged Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) to provide an opinion in accordance with the Swedish Takeover Rules as to whether the Offer Price of USD 24.00 per Common Share and per SDR was fair, from a financial point of view, for Unaffiliated Shareholders. Nordea has stated in its opinion dated July 12, 2024 that based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the Offer Price was not fair, from a financial point of view, for Unaffiliated Shareholders. All holders of Common Shares should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the heading “Item 4. The Solicitation or Recommendation” of the Schedule 14D-9.”

(f) Position of the Filing Parties Regarding Fairness of the Offers. The Section of the Offer to Purchase titled “Special Factors—Section 5. Position of the Filing Parties Regarding Fairness of the Offers” is amended, restated and supplemented, as applicable, by adding the following bullets after the following sentence: “The Filing Parties also considered the following factors, each of which the Filing Parties believed to be negative in their considerations concerning the fairness of the terms of the transaction.”:

“●	The Millicom Board, through the Independent Bid Committee, has made a negative recommendation regarding the Offers and has stated it believes that the Offers, as outlined in this Offer to Purchase, significantly undervalue the Company and are not in the best interests of the Company and its Shareholders.

●	The Independent Bid Committee has received an opinion from Nordea stating that, as of July 12, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the Offer Price is not fair, from a financial point of view, for Unaffiliated Shareholders.”

(g) Transactions and Arrangements Concerning the Shares and Other Securities of Millicom. The Section of the Offer to Purchase titled “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares and Other Securities of Millicom” is amended, restated and supplemented, as applicable, by replacing the sentence beginning “To Parent and Purchaser’s knowledge, …” with the following:

“To Parent and Purchaser’s knowledge, neither Millicom nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as is set forth in the Schedule 14D-9 filed by Millicom with the SEC on July 15, 2024.”

2. Affiliate Status. The last sentence of the answer to the question titled “Who is offering to buy my Common Shares or SDRs?” in the Section of the Offer to Purchase titled “Questions and Answers” is amended, restated and supplemented, as applicable, as follows:

“Parent, Purchaser, NJJ Holding S.A.S. and Xavier Niel (the “Purchaser Group”) are affiliates (as defined under US federal securities law) of Millicom. See “Introduction” and “The Tender Offers—Certain Information Concerning Parent and Purchaser” for more information).”

The Section of the Offer to Purchase titled “Special Factors—Section 2. Purpose and Reasons for the Offers; Going Private Transaction; Plans for Millicom and the Purchaser Group—Going Private Transaction” is amended, restated and supplemented, as applicable, as follows:

“The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, including the purchase of Common Shares pursuant to the US Offer in which Purchaser seeks to acquire the remaining Shares not held by the Purchaser. Because Purchaser is an affiliate (as defined under US federal securities laws) of Millicom, the transactions contemplated by the US Offer constitute a “going private transaction” under Rule 13e-3 under the Exchange Act (see “Special Factors — Appraisal Rights; Rule 13e-3”).”

The first sentence of the second paragraph of Section of the Offer to Purchase titled “Special Factors—Section 7. Appraisal Rights; Rule 13e-3” is amended, restated and supplemented, as applicable, as follows:

“Because Parent is an affiliate (as defined under US federal securities laws) of Millicom, the transactions contemplated by the Offers constitute a “going private transaction” under Rule 13e-3 under the Exchange Act.”

3. Valuation Analysis. The Section of the Offer to Purchase titled “Special Factors—Section 4. Summary of the Valuation Analysis Delivered to Parent from the Parent Financial Advisors (BNP Paribas S.A., Credit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc, J.P. Morgan Securities LLC, Lazard Frères S.A.S. and Société Générale)—Discounted Cash Flow Analysis” is amended, restated and supplemented, as applicable, by adding the following after the sentence beginning “The Parent Financial Advisors performed a discounted cash flow analysis…”:

“The following is a summary of the Parent Forecasts. Shareholders should read the Parent Forecasts in full, which are included in the Parent Financial Advisors’ Material attached as Exhibit (c)(1) to the Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC by the Filing Parties.

Valuation date as of 31-Mar-24	Actual		Atlas’ consensus-based projections							Norm.
FYE as of 31-Dec, in USDm except otherwise stated	2022A	2023A	2024E	2025E	2026E	2027E	2028E	2029E	2030E	year
Revenues	5,624	5,661	5,951	6,074	6,226	6,382	6,541	6,705	6,873	7,044
EBITDAaL	1,936	1,811	2,227	2,317	2,386	2,446	2,507	2,569	2,634	2,700
EBIT	761	657	1,078	1,168	1,265	1,318	1,372	1,429	1,488	1,548
NOPAT			536	645	746	797	851	908	967	1,030
Free Cash Flow			663	753	766	810	849	889	932	977
Discounted FCF			478	662	608	581	549	519	491		”

The Section of the Offer to Purchase titled “Special Factors—Section 4. Summary of the Valuation Analysis Delivered to Parent from the Parent Financial Advisors (BNP Paribas S.A., Credit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc, J.P. Morgan Securities LLC, Lazard Frères S.A.S. and Société Générale)—Miscellaneous” is amended, restated and supplemented, as applicable, as follows:

The paragraph beginning “For the financial analyses conducted in connection with the Offers . . .” is amended, restated and supplemented, as applicable, as follows:

“For the financial analyses conducted in connection with the Offers, Parent has agreed to pay advisory fees in the amount of up to EUR 1.5 million for each of the Parent Financial Advisors, which (if due) are contingent and payable upon the consummation of the Offers. In addition, Parent has agreed to reimburse the Parent Financial Advisors for certain of their expenses incurred in connection with their services, including the fees and disbursements of counsel, and will indemnify the Parent Financial Advisors against certain liabilities arising out of the Parent Financial Advisors’ engagement. The aggregate amount of fees that may be paid to the Parent Financial Advisors in connection with the Offers is USD 90 million (see “The Tender Offers —Fees and Expenses”). If due, the payment and allocation between Parent Financial Advisors of such fees is contingent upon a number of factors, including the consummation of the Offers.”

The sentence beginning “During the past two years, CACIB and its affiliates have provided financing, corporate or investment banking services...” is amended, restated and supplemented, as applicable, as follows:

“During the past two years, CACIB and its affiliates have provided financing, corporate or investment banking services to Parent and its affiliates, including Atlas, the Iliad Group, NJJ Holding as well as Unibail-Rodamco-Westfield SE and Tele2AB (which are affiliates of Parent and Atlas under US federal securities laws; however, Millicom will not be considered an affiliate of such entities for the purposes of this paragraph), for which CACIB has received approximately EUR 76 million in compensation.”

The sentence “As of June 26, 2024, CACIB and its affiliates held on a non-fiduciary basis less than 1% of the outstanding ordinary shares of certain publicly traded affiliates of Atlas and Parent.” is amended, restated and supplemented, as applicable, as follows:

“As of June 26, 2024, CACIB and its affiliates held on a non-fiduciary basis less than 3% of the outstanding ordinary shares of Unibail-Rodamco-Westfield SE and Tele2 AB, which are publicly traded affiliates (as defined under US federal securities laws) of Atlas and Parent.”

The sentence beginning “During the past two years, BNP Paribas SA and its affiliates have provided commercial and corporate banking services…” is amended, restated and supplemented, as applicable, as follows:

“During 2022 and 2023, BNP Paribas SA and its affiliates have provided commercial and corporate banking services to Parent and its affiliates, including Atlas, the Iliad Group, NJJ Holding as well as Unibail-Rodamco-Westfield SE (which is an affiliate of Parent and Atlas under US federal securities laws; however, Millicom will not be considered an affiliate of such entities for the purposes of this paragraph), for which BNP Paribas SA and its affiliates have received approximately EUR 84 million in compensation.”

The sentence beginning “In addition, as of June 26, 2024, BNP Paribas SA . . .” is amended, restated and supplemented, as applicable, as follows:

“In addition, as of June 26, 2024, BNP Paribas SA and its affiliates hold, on a non-fiduciary basis, less than 1% of the outstanding ordinary shares of Unibail-Rodamco-Westfield SE and Tele2 AB, which are publicly traded affiliates (as defined under US federal securities laws) of Atlas and Parent.”

The two sentences beginning “During the past two years, Lazard Frères SAS and its affiliates have provided and continue to provide financial advisory services…” are amended, restated and supplemented, as applicable, as follows:

“During the past two years, Lazard Frères SAS and its affiliates have provided and continue to provide financial advisory services to affiliates of Parent, including Atlas, the Iliad Group and NJJ Holding (Millicom will not be considered an affiliate of Parent for the purposes of this paragraph), in connection with certain transactions, including the acquisition of UPC Poland in April 2022, the creation of a fiber joint venture between eir and Infravia in July 2022, the sale of interests in On Tower Poland in June 2023, the sale of interests in Polski Światłowód Otwarty sp. z o.o. in April 2023 and the acquisition of interests in Millicom as from September 2022. During the past two years, Lazard Frères SAS and its affiliates have received approximately EUR 18.5 million in aggregate fees from affiliates (as defined under US federal securities laws) of Parent. Additionally, Lazard Frères SAS and its affiliates expect to receive additional fees of approximately EUR 3 million from affiliates (as defined under US federal securities laws) of Parent in connection with a closed transaction.”

The paragraph beginning “During the past two years, J.P. Morgan Securities plc, J.P. Morgan Securities LLC and their affiliates have had and continue to have commercial or investment banking relationships with affiliates of Parent…” is amended, restated and supplemented, as applicable, as follows:

“During the past two years, neither J.P. Morgan Securities plc, J.P. Morgan Securities LLC nor their affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Parent, and they have not received any compensation from Parent during such period. During the past two years, J.P. Morgan Securities plc, J.P. Morgan Securities LLC and their affiliates have had and continue to have commercial or investment banking relationships with affiliates of Parent (Millicom will not be considered an affiliate of Parent for the purposes of this paragraph) for which they and their affiliates have received or will receive customary compensation (as outlined below). Such services during such period have included acting as joint bookrunner on offerings of debt securities of iliad S.A. in December 2022, February 2023 and December 2023, as joint bookrunner of an offering of debt securities of iliad Holding S.A.S. in May 2024, as bookrunner on a syndicated credit facility of EirCom in February 2024, and as joint bookrunner on an offering of debt securities of Unibail-Rodamco-Westfield SE (which is an affiliate, as defined under US federal securities laws, of Atlas and Parent) in June 2023. In addition, a commercial banking affiliate of J.P. Morgan Securities plc and J.P. Morgan Securities LLC is an agent bank under an outstanding credit facility of Unibail-Rodamco-Westfield SE, for which such agent bank receives customary compensation (as outlined below) or other financial benefits. During the past two years, J.P. Morgan Securities plc, J.P. Morgan Securities LLC and their affiliates have not received any compensation from Atlas while the aggregate fees they recognized from affiliates (as defined under US federal securities laws) of Parent were approximately USD 12.4 million. In the ordinary course of J.P. Morgan Securities plc and J.P. Morgan Securities LLC’s businesses, they and their affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Millicom, Parent or affiliates of Parent for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments. As of June 26, 2024, J.P. Morgan Securities plc, J.P. Morgan Securities LLC and their affiliates held, on a non-fiduciary basis, less than 1% of the outstanding ordinary shares of each of Unibail-Rodamco-Westfield SE and Tele2 AB, which are publicly traded affiliates (as defined under US federal securities laws) of Atlas and Parent.”

The sentence beginning “During the past two years, Société Générale and its affiliates have had material financial advisory or other material commercial or investment banking relationships with Atlas…” is amended, restated and supplemented, as applicable, as follows:

“During the past two years ending March 31, 2024, Société Générale and its affiliates have had material financial advisory or other material commercial or investment banking relationships with Atlas, Parent and their affiliates, including Atlas, the Iliad Group, NJJ Holding as well as Unibail-Rodamco-Westfield SE (which is an affiliate of Parent and Atlas under US federal securities laws; however, Millicom will not be considered an affiliate of such entities for the purposes of this paragraph), for which Société Générale and its affiliates have received approximately EUR 103 million in aggregate fees from Atlas, Parent or their affiliates during such period.”

4. Agreements Between Parent and its Affiliates and Millicom. The Section of the Offer to Purchase titled “Special Factors—Section 9. Certain Agreements between the Filing Parties and their Affiliates and Millicom—Commercial Agreements” is amended, restated and supplemented, as applicable, as follows:

The paragraph beginning “On February 1, 2024, Millicom and Network Solutions Factory S.A.S…” is amended, restated and supplemented, as applicable, by adding the following sentences to the end of such paragraph:

“Fees expected to be paid are estimated at approximately USD 6.3 million for the first year of the Framework Services Agreement. Such fees are fixed for a period of one year and are subsequently subject to annual review. Fees incurred to date amount to approximately USD 910,000.”

The paragraph beginning “On May 13, 2024, Millicom and Parent entered into a consultancy and advisory agreement…” is amended, restated and supplemented, as applicable, by adding the following sentences to the end of such paragraph:

“Fees payable under the Consultancy and Advisory Agreement are approximately USD 330,000 per month. No fees have been incurred to date.”

The paragraph beginning “On May 13, 2024, Millicom and IT Solutions Factory S.A.S…” is amended, restated and supplemented, as applicable, by adding the following sentences to the end of such paragraph:

“Fees expected to be paid include a software acquisition fee of USD 8 million to be paid by Millicom in arrears starting in January 2025 through to January 2028. Fees for the related support services are expected to be paid by Millicom in arrears from 2024 through to 2029, and include Integration Support Pricing for a total of approximately USD 4.1 million; IT Transformation Pricing for a total of approximately USD 1.5 million and L3 Support Services Pricing for a total of approximately USD 1.3 million. Fees incurred to date amount to approximately USD 100,000.”

The following sentence shall be added after the last sentence of the paragraph in such Section beginning “The IBTS Agreements generally provide…”:

“Fees incurred under the IBTS Agreements have not exceeded (and shall not exceed) USD 50,000.”

5. Conditions for Completion. The answer to the question titled “What are the conditions for completion of the Offers?” in the Section of the Offer to Purchase titled “Questions and Answers” is amended, restated and supplemented, as applicable, by replacing the paragraph beginning “Atlas reserves the right to withdraw…” with the following:

“Atlas reserves the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, with regard to conditions 2 – 7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Atlas’ acquisition of Millicom or if otherwise approved by the Swedish Securities Council. Atlas undertakes to act reasonably and in good faith in making any such materiality determination. Specifically with respect to condition 2, Purchaser’s determination of favorableness will be based exclusively on the financial terms, likelihood of success of the alternative offer (including with respect to the satisfaction of any related conditions precedent) and whether the Millicom Board has unanimously recommended in favor of the alternative offer.”

The Section of the Offer to Purchase titled “The Tender Offers—Section 1. Terms of the Offers— Conditions for Completion of the Offers” are amended, restated and supplemented, as applicable, by replacing the paragraph beginning “Atlas reserves the right to withdraw…” with the following:

“Atlas reserves the right to withdraw the Offers in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, with regard to conditions 2 – 7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Atlas’ acquisition of Millicom or if otherwise approved by the Swedish Securities Council. Atlas undertakes to act reasonably and in good faith in making any such materiality determination. Specifically with respect to condition 2, Purchaser’s determination of favorableness will be based exclusively on the financial terms, likelihood of success of the alternative offer (including with respect to the satisfaction of any related conditions precedent) and whether the Millicom Board has unanimously recommended in favor of the alternative offer.”

6. Withdrawal Rights. The first paragraph of the Section of the Offer to Purchase titled “The Tender Offer—Section 4. Withdrawal Rights” is amended, restated and supplemented, as applicable, by adding the following sentence at the end of such paragraph:

“In addition, pursuant to Section 14(d)(5) of the Exchange Act, Common Shares may be withdrawn at any time after August 30, 2024, which is the sixtieth (60th) day after the date of the commencement of the Offers, unless Purchaser has accepted for payment the Common Shares validly tendered in the US Offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby supplemented as follows:

(a)(1)(A)*	Offer to Purchase, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(B)*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(E)*	Press Release of Parent Announcing Commencement of the Offers, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(F)*	Press Release of Parent Announcing Filing of the Offer to Purchase and Related Materials, dated July 1, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Purchaser on July 1, 2024).
(a)(1)(G)	Press Release of Parent Responding to the Independent Bid Committee’s Negative Recommendation, dated July 17, 2024.
(a)(1)(H)	Press Release of Parent Announcing Filing of Amendment, dated July 18, 2024.
(a)(1)(I)	Parent Offers Information Website
(b)*	Form of Commitment Letter concerning the Interim Facilities Agreement (incorporated by reference to Exhibit (b) to the Schedule TO filed by Purchaser on July 1, 2024).
(c)(1)*	Valuation Analysis, dated June 29, 2024.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table (incorporated by reference to Exhibit 107 to the Schedule TO filed by Purchaser on July 1, 2024).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024

ATLAS LUXCO S.À R.L.

By:	/s/ Anthony Maarek
	Name:	Anthony Maarek
	Title:	Manager

By:	/s/ Tigran Khachatryan
	Name:	Tigran Khachatryan
	Title:	Manager

ATLAS INVESTISSEMENT

By:	/s/ Xavier Niel
	Name:	Xavier Niel
	Title:	Président of NJJ Holding itself
Président of Atlas Investissement

NJJ HOLDING

By:	/s/ Xavier Niel
	Name:	Xavier Niel
	Title:	Président

XAVIER NIEL

By:	/s/ Xavier Niel

MAXIME LOMBARDINI

By:	/s/ Maxime Lombardini